

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Michael Cribari
Chief Executive Officer
High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

> **Re: High Roller Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-276176**

Dear Michael Cribari:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Form S-1 filed March 22, 2024

Business
Licenses, page 55

1.   We note your disclosure that your Curacao gaming sublicense has been extended to March 30, 2024, at which point you applied for a gaming license directly with the Curacao Gaming Control Board. As of the date of this letter, your gaming sublicense has expired. Please revise to disclose whether you obtained and currently hold a license directly from the Curacao Gaming Board, and if not, please affirmatively state so and state the risks to investors while you await approval of your license.

Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Aaron A. Grunfeld, Esq.